Exhibit 99.1

October 25, 2021	News Release 21-18

New High-Grade Gold Exploration Discovery at the Golden Marmot Zone Affirms the District-Scale Potential of Brucejack with 72.5 g/t Gold Over 53.5 Meters, including 6,700 g/t Gold Over 0.5 Meters

Vancouver, British Columbia, October 25, 2021; Pretium Resources Inc. (TSX/NYSE: PVG) (“Pretivm” or the “Company”) today announced a new high-grade gold exploration discovery at the Golden Marmot Zone on its Brucejack Property in Northern British Columbia. The Golden Marmot Zone is located 3.5 kilometers north of the Valley of the Kings deposit.

To date, assays have been received for the first nine drill holes of which eight drill holes intersected gold. A highlight was drill hole SU-786, which intersected four bands of high-grade gold mineralization over 53.5 meters.

Selected highlights include:

•	SU-786 intersected 72.5 grams per tonne gold over 53.5 meters, including 6,700 grams per tonne gold and 3,990 grams per tonne silver over 0.5 meters and including 787 grams per tonne gold over 0.5 meters.
•	SU-778 intersected 46.1 grams per tonne gold over 5.8 meters, including 208 grams per tonne gold over 1.0 meter.
•	SU-772 intersected 22.8 grams per tonne gold over 38.0 meters, including 268 grams per tonne gold over 1.0 meter and including 188.4 grams per tonne gold over 2.13 meters.

See Table 1 below for assays received to date from the 2021 exploration program at Golden Marmot. For a plan and section view of the 2021 Golden Marmot Zone drill program and photos of the drill core please see below.

“Initial results from Golden Marmot are exciting and affirm the district-scale potential of the Brucejack property,” said Jacques Perron, President and Chief Executive Officer of Pretivm. “The gold mineralization intersected at Golden Marmot occurs in the same host rocks and with the same alteration signature as the nearby Valley of the Kings deposit, which is a strong indication it could be a new high-grade deposit. Its proximity and existing trail access would make it relatively easy to integrate into future mine plans as an independent source of ore to supply the Brucejack mill.”

“The drilling completed in 2021 intersected gold mineralization over a zone that is approximately 150 meters in width, 250 meters in length, and 275 meters in depth. A historic drill hole intersected high-grade gold mineralization a further 225 meters below the currently drilled zone. The Golden Marmot Zone remains open and could be of similar size to the Valley of the Kings deposit. We are eagerly awaiting the assay results from the remaining 17 drill holes which we expect to release early next year.”

“These results continue to support our view that additional deposits and sources of high-grade mineralization will be identified near the Valley of the Kings deposit opening up the potential for a significantly longer mine life and continued impressive cash flow generation. Golden Marmot is only the first of several zones drill tested this year with results still to come from Gossan Hill, Bridge Zone and Hanging Glacier. All of these targets have the potential to deliver game-changing results and are within four kilometers of the Brucejack Mine infrastructure. We look forward to continuing to grow the potential of this exceptional property and will release results as they become available.”

District-Scale Potential

The Golden Marmot Zone is located 1.75 kilometers east of the Hanging Glacier Zone where a gold discovery was made last year (see news release dated December 16, 2020). Both zones are part of a four-kilometer trend of highly altered rocks which outcrop from Hanging Glacier Zone northwest of the Brucejack Mine to Bridge Zone southeast of the mine.

The 2021 drill program at Golden Marmot consisted of 26 drill holes totaling 8,466 meters. Previous drilling completed in 2011 at Golden Marmot intersected 2.8 grams per tonne gold over 17.3 meters, including 23 grams per tonne gold over 1.3 meters in hole SU-197 (see news release dated September 12, 2011). This mineralized structure is located approximately 225 meters below the deepest mineralization intersected in the 2021 drilling.

Golden Marmot Zone

The Golden Marmot Zone is accessible via an exploration trail from the Brucejack camp and is marked by a prominent gossan on the hill side. Mineralization occurs as coarse-grained electrum hosted within silicified and quartz-sericite-pyrite altered conglomerates and sandstones, which is the same as the Valley of the Kings deposit.

The 2021 Golden Marmot drill target was defined by prospecting during the 2019 and 2020 field programs, with grab samples assaying up to 8.73 grams per tonne gold. To compliment this field work and aid in target selection, a prospectivity mapping and target ranking initiative was initiated with GoldSpot Discoveries Corp earlier this year. Artificial intelligence and machine learning algorithms were applied to synthesize the geochemical, geophysical and hyperspectral data available from the Brucejack Property. This program identified 65 targets on the Brucejack Property, with Golden Marmot ranking as a high priority drill target for quartz vein hosted gold mineralization.

Stephanie Wafforn, PhD, P.Geo., Pretivm’s Resource Manager is the Qualified Person as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects responsible for the Near Mine Exploration drill program and has reviewed and approved the scientific and technical information in this news release related thereto.

Table 1: Selected Golden Marmot Phase 1 Results, October 2021 (SU-766 to SU-786)(1,2)

Hole ID	Dip/ Azimuth	From (meters)	To (meters)	Length (meters)	Gold (g/t)	Comments
SU-766	-45/200	196.5	210	13.5	5.39
SU-772	-45/200	75	97.5	22.5	1.52
	And	114	152	38	22.8
	Incl	124	125	1	268
	Incl	130.87	133	2.13	188.4
	Incl	149	152	3	58.3
	And	171	193.5	22.5	0.99
SU-773	-45/250	66	139.5	73.5	0.61
SU-778	-60/200	105	127.1	22.1	3.95
	Incl	126.6	127.1	0.5	144.5
	And	141.5	173	31.5	1.78
	Incl	170	173	3	8.36
	And	235.5	241.3	5.8	46.1
	Incl	239.4	240.4	1	208
	And	352.8	367.5	14.7	3.5
SU-783	-45/125	253.5	258	4.5	3.51
SU-784	-60/125	156	158.4	2.4	2.66

Hole ID	Dip/ Azimuth	From (meters)	To (meters)	Length (meters)	Gold (g/t)	Comments
	And	229.5	240	10.5	0.89
SU-785	-45/75	73	104.96	31.96	1.11
	And	129	165	36	4.05
	Incl	151	159	8	13.7
	And	222	229.5	7.5	2.87
	And	273	283	10	3.94
SU-786	-60/75	61	74	13	7.10
	And	151	174	23	4.16
	And	251	304.5	53.5	72.5
	Incl	270.5	271	0.5	6700	3990 g/t silver
	And	285	285.5	0.5	787	445 g/t silver

1) True thickness to be determined.

(2) All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Terrace, B.C. All samples were analyzed using multi-digestion with ICP-MS finish and fire assay with AA finish for gold. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,500 ppm silver were fire assayed with a gravimetric finish. Samples with over 10 ppm gold were fire assayed with a gravimetric finish. One in 20 samples was blank, one in 20 was a standard sample, and one in 20 samples had a sample cut from assay rejects assayed as a field duplicate at ALS Chemex in North Vancouver, B.C. ALS Chemex is independent of Pretivm.

About Pretivm

Pretivm is a growing intermediate gold producer with the 100%-owned, high-grade gold underground Brucejack Mine located in northwestern BC. We strive for operating excellence and our first priority is the health and safety of our employees, contractors and neighbouring communities. We are committed to the principles of sustainable development and conducting our activities in an environmentally and socially responsible manner.

For further information contact:

Troy Shultz

Director, Investor Relations &

Corporate Communications

Pretium Resources Inc.

Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street

PO Box 49334 Vancouver, BC V7X 1L4

(604) 558-1784

invest@pretivm.com

(SEDAR filings: Pretium Resources Inc.)

Regarding Forward-Looking Information

This news release contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking information”), including the “safe harbour” provisions of Canadian provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. Forward-looking information may include, but is not limited to: the district-scale potential of Brucejack and the affirmation of this potential by the discovery of the Golden Marmot Zone, the potential for the Golden Marmot Zone to be a new high-grade deposit, integration (and ease of integration) of the Golden Marmot Zone into future mine plans as an independent source of ore to supply the Brucejack mill, the potential size of the Golden Marmot Zone including that it could be of similar size to the Valley of the Kings deposit, the expected announcement of assay results from the remaining 17 drill holes of the 2021 Golden Marmot exploration program, our views that additional deposits and sources of high-grade mineralization will be identified near the Valley of the Kings deposit opening up the potential for a significantly longer mine life and continued impressive cash flow generation, the potential for drill results from the Gossan Hill, Bridge Zone and Hanging Glacier exploration programs to deliver game-changing results and the expected announcement of assay results from these exploration programs; results, analyses and interpretations of exploration and drilling programs; our mining (including mining methods), expansion, exploration and development activities, including the reverse circulation drill program, our definition, sustaining, expansion and underground exploration drill programs, our follow-up and near-mine exploration programs and our grassroots exploration program, and the specifications, targets, results, benefits, costs and timing thereof; expectations around grade of gold and silver production; Brucejack Mine production rate and gold recovery rate; our operational grade control program, including plans with respect to our infill drill program and our local grade control model; grade reconciliation, updated geological interpretation and mining initiatives with respect to the Brucejack Mine; our management, operational plans and strategy; capital, sustaining and operating cost estimates and timing thereof; the future price of gold and silver; our liquidity and the adequacy of our financial resources (including capital resources); our intentions with respect to our capital resources; capital allocation plans; the estimation of mineral reserves and mineral resources including any updates thereto; parameters and assumptions used to estimate mineral reserves and mineral resources; realization of mineral reserves and mineral resource estimates; our estimated life of mine and life of mine plan for the Brucejack Mine; production and processing estimates and estimated rates; estimated economic results of the Brucejack Mine; predicted metallurgical recoveries for gold and silver; geological and mineralization interpretations; development of our Brucejack Mine and timing thereof; timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; updates to our mineral reserves and mineral resources and life of mine plan for the Brucejack Mine, and the anticipated effects and timing thereof; timing, receipt, and anticipated effects of, and anticipated capital costs in connection with, approvals, consents and permits under applicable legislation; and the effects of the novel coronavirus (2019-nCoV) outbreak as a global pandemic, including anticipated operational and financial impacts, and our response and contingency plans. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking information including, without limitation, those related to: the effect of indebtedness on cash flow and business operations; the effect of a pandemic and particularly the COVID-19 outbreak as a global pandemic on the Company’s business, financial condition and results of operations and the impact of the COVID-19 outbreak on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, financial condition and results of operations; assumptions regarding expected capital costs, operating costs and expenditures, production schedules, economic returns and other projections; our production, grade of gold, milling recovery, cash flow and cost estimates, including the accuracy thereof; commodity price fluctuations, including gold and silver price volatility; the accuracy of our Mineral Reserve and Resource estimates (including with respect to size, grade and mining and milling recoverability) and the geological, operational costs and price assumptions on which they are based; uncertainties relating to inferred Mineral Resources being converted into Measured or Indicated Mineral Resources; our ability to maintain or increase our annual production of gold at the Brucejack Mine or discover, develop or acquire Mineral Reserves for production; dependency on the Brucejack Mine for our future operating revenue; the development of our properties and expansion of our operations; our need or ability to raise enough capital to mine, develop, expand or complete further exploration programs on our mineral properties; our ability to generate operating revenues and cash flow in the future; failure of counterparties to perform their contractual obligations; general economic conditions; the inherent risks in the mining industry; the commercial viability of our current and any acquired mineral rights; availability of suitable infrastructure or damage to existing infrastructure; transportation, processing and refining risks; maintaining satisfactory labour relations with employees and contractors; significant governmental regulations, including environmental regulations; non-compliance with permits that are obtained or delay in obtaining or renewing, failure to obtain or renew permits required in the future; increased costs and restrictions on operations due to compliance with health, safety and environmental laws and regulations; compliance with emerging climate change regulation and the detrimental effects of climate change; potential opposition from non-governmental organizations; uncertainty regarding unsettled First Nations rights and title in British Columbia; maintaining our social license to operate; uncertainties related to title to our mineral properties and surface rights; land reclamation and mine closure requirements; our ability to identify and successfully integrate any material properties we acquire; currency exchange rate fluctuations; competition in the mining industry for properties, qualified personnel and management; our ability to attract and retain qualified management and personnel; potential inability to attract development partners or our ability to identify attractive acquisitions; compliance with foreign corrupt practices regulations and anti-bribery laws; changes to rules and regulations, including accounting practices; limitations in our insurance coverage and the ability to insure against certain risks; risks related to ensuring the security and safety of information systems, including cyber security risks; significant growth could place a strain on our management systems; share ownership by our significant shareholders and their ability to influence our operations and governance and, in case of sales of our shares by such significant shareholders, our share price; failure to comply with certain terms of the convertible notes; reputational risks; and certain actions under United States federal securities laws may be unenforceable. This list is not exhaustive of the factors that may affect any of our forward-looking information. Although we have attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking information, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended. Our forward-looking information is based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking information contained in this news release, we have made certain assumptions about, among other things: our business and operations and that no significant event will occur outside of our normal course of business and operations (other than as expressly set out herein); planned exploration, development and production activities and the results, costs and timing thereof; future price of gold and silver and other metal prices; the accuracy of our Mineral Reserve and Mineral Resource estimates and related information, analyses and interpretations (including with respect to any updates or anticipated updates); the geology and mineralization of the Brucejack Project; operating conditions; capital and operating cost estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Mine; timing and receipt of governmental, regulatory and third party approvals, consents, licenses and permits; obtaining required renewals for existing approvals, consents, licenses and permits; the geopolitical, economic, permitting and legal climate that we operate in; the adequacy of our financial resources, and our ability to raise any necessary additional capital on reasonable terms; commodity prices; currency exchange rates and interest rates; political and regulatory stability; requirements under applicable laws; market competition; sustained labour stability and availability of equipment; positive relations with local groups; stability in financial capital markets; and the impact of the COVID-19 outbreak. Although we believe that the assumptions inherent in forward-looking information are reasonable as of the date of this news release, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained in this news release. Additional information about the risks and uncertainties concerning forward-looking information and material factors or assumptions on which such forward-looking information is based is provided in our public disclosure documents as filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the Securities and Exchange Commission’s (the “SEC”) website at www.sec.gov. Forward-looking information is not a guarantee of future performance. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. For the reasons set forth above, readers should not place undue reliance on forward-looking information. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.

New Discovery of Golden Marmot

PRETIVM

Located 3.5km north of Brucejack

N
Golden Marmot
Hanging Glacier
Pretivm Claim NW Boundary
3.5 km
Gossan Hill
Brucejack Mine
Surface Infrastructure
West Zone
Valley of the Kings
Bridge Zone
1 km

1

Golden Marmot Zone

PRETIVM

2021 Drill Holes and Assays >1 gram per tonne gold

SU-785
SU-786
SU-772
SU-778
SU-783
SU-784
SU-766
SU-773
N
100m
Drill Hole Assays
Gold (g/t)
>50
20-50
5-20
3-5
1-3
<1

2

Golden Marmot Zone

PRETIVM

1988, 2011 & 2021 Drill Hole Locations and Assays

Assays Pending
N
Year
1988
2011
2021
Drill Hole Assays
Gold (g/t)
>50
20-50
5-20
3-5
1-3
<1
100m

3

Golden Marmot Zone

Section view looking Northwest

PRETIVM

SW
NE
SU-772
38.0m @ 22.9 g/t Au
Incl. 1.0m @ 268 g/t Au
Incl. 2.13m @ 188.4 g/t Au
Incl. 3.0m @58.3 g/t Au
SU-772
SU-778
SU-778
5.8m @ 46.1 g/t Au
Incl. 1.0m @ 208 g/t Au
Drill Hole Assays
Gold (g/t)
>50
20-50
5-20
3-5
1-3
<1
100m

SU-772 1.0m @ 268 g/t Au

4

PRETIVM

Golden Marmot Zone

Section View Looking North

S
N
SU-785
36m @ 4.05 g/t Au
Incl. 8.0m @ 13.7 g/t Au
SU-786
53.5m @ 72.5 g/t Au
Incl. 0.5m @ 6700 g/t Au
Incl. 0.5m @ 787 g/t Au
SU-785
SU-786
100m
Drill Hole Assays
Gold (g/t)
>50
20-50
5-20
3-5
1-3
<1

SU-786 0.5m @ 6,700 g/t Au

5

Golden Marmot Zone

Comparison with the Valley of the Kings Deposit

PRETIVM

Valley of the Kings – Indicated Resource Shell
Section Looking West
1500
1350
1200
1050
900
500 meters
250 meters
150 m

Golden Marmot Zone – Drill Holes
Section Looking West
Assays Pending
1800
1650
1500
1350
1200
500 meters
250 meters
150 m
Drill Hole Assays
Gold (g/t)
>50
20-50
5-20
3-5
1-3
<1

6